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                                                            EXHIBIT 23.5


The Board of Directors
Burlington Resources Inc.



We consent to the incorporation by reference in the Amendment No. 1 to the Registration Statement on Form S-3 of Burlington Resources Inc. dated November 12, 1999 of our report dated February 18, 1999 (except as to Note 10 which is as of August 18, 1999) with respect to the consolidated balance sheets of Poco Petroleums Ltd. as of December 31, 1998 and 1997 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three year period ended December 31, 1998 which report appears in the Definitive Proxy Statement on Schedule 14-A filed October 13, 1999.




/s/ KPMG LLP



Calgary, Canada
November 12, 1999